                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                              The Dress Barn, Inc.
                              --------------------
                       (Name of Subject Company (Issuer))

                              The Dress Barn, Inc.
                              --------------------
                        (Name of Filing Person (Offeror))

                     Common Stock, par value $.05 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   261570-10-5
                                   -----------
                      (CUSIP Number of Class of Securities)

                                 David R. Jaffe
                              The Dress Barn, Inc.
                                30 Dunnigan Drive
                             Suffern, New York 10901
                                 (845) 369-4500
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                   Copies to:
                              Steven L. Kirshenbaum
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

                            CALCULATION OF FILING FEE

     Transaction Valuation*                        Amount of Filing Fee **
         $136,000,000                                    $12,512

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 8,000,000 shares of the outstanding common stock, par value $.05 per share, at a price per share of $17.00 in cash.

**   Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     N/A                      Filing Party:     N/A

Form or Registration No.:   N/A                      Date Filed:       N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Introductory Statement

         This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO relates to the offer by The Dress Barn, Inc., a Connecticut corporation ("Dress Barn"), to purchase up to 8,000,000 shares of common stock, par value $.05 per share. Dress Barn offered to purchase up to 8,000,000 shares, or such lesser number of shares as were properly tendered and not properly withdrawn, at a price not greater than $17.00 nor less than $15.00 per share, net to the seller in cash, without interest. Dress Barn's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 19, 2002 and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits 99(a)(1)(i) and (ii), respectively.

         The information in the Offer to Purchase and the related Letter of Transmittal, as amended or supplemented prior to the date hereof, is incorporated in this Amendment No. 3 to the Issuer Tender Offer on Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information:

                  The tender offer expired at 5:00 p.m., eastern time, on Friday, October 18, 2002. Based on a preliminary count by the depositary for the tender offer, 9,271,425 shares of common stock were properly tendered and not withdrawn at a price of $15.00 per share. Dress Barn expects to purchase 8,000,000 shares, resulting in a proration factor of approximately 87% of the shares tendered.

                  Elliot S. Jaffe, Chairman of the Board, commented, "We are delighted with the successful completion of our tender offer. This marks an important step in our ongoing efforts to enhance shareholder value. In addition, we still have approximately $50 million authorized under our previously announced stock repurchase program."

                  All "odd lot" shares properly tendered at the $15.00 purchase price will be purchased before any proration is done. Of the 9,271,425 shares tendered, approximately 2,920,454 shares were tendered through notice of guaranteed delivery. Because the number of shares tendered at the $15 purchase price exceeded the number of shares Dress Barn expects to purchase, the number of shares accepted for payment by Dress Barn (after Dress Barn's purchase of all of the "odd lot" shares) will be prorated based on the total number of shares properly tendered by each shareholder in accordance with the terms of the tender offer at the $15.00 purchase price. The proration factor, the number of shares to be purchased and the price per share are preliminary, are based on a substantial portion of the shares tendered through notice of guaranteed delivery being validly tendered and are subject to verification by the depositary. The final proration factor will be announced promptly following completion of the verification process.

                  Dress Barn may, in the future, purchase additional shares of its common stock pursuant to its previously announced stock repurchase program, although Dress Barn and its affiliates are prohibited from repurchasing shares until at least ten business days after October 18, 2002.

                  Any questions with regard to the tender offer may be directed to D. F. King & Co., Inc., the Information Agent, at 800-431-9633. The Dealer Manager for the tender offer was Bear, Stearns & Co. Inc.

                  On October 21, 2002, Dress Barn issued a press release announcing the preliminary results of the offer. A copy of this press release is filed as Exhibit 99(a)(5)(vii) to the Schedule TO and is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

        Item 8 of the Schedule TO, which incorporates by reference information contained in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is hereby amended and supplemented by adding the following information:

                  Edward Solomon, a director of Dress Barn, tendered 2,000 shares in the offer. He beneficially owned 8,666 shares prior to the offer and, assuming Dress Barn purchases all of his shares tendered in the offer, he will retain 6,666 shares after the offer.

Item 11. Additional Information.

         Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

                  On October 21, 2002, Dress Barn issued a press release relating to the announcement of the preliminary results of the offer, which expired on October 18, 2002. This press release is filed as
         Exhibit 99(a)(5)(vii) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

      Exhibit No.               Description
      -----------               -----------
      99(a)(5)(vii)             Press Release, dated October 21, 2002

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      THE DRESS BARN, INC.




                                      By /s/ Armand Correia
                                         -----------------------------------
                                         Armand Correia
                                         Senior Vice President and
                                         Chief Financial Officer

                                      Date:  October 21, 2002

                                  EXHIBIT INDEX

Exhibit No.                                 Description
-----------                ------------------------------------------------------------------------------
99(a)(1)(i)                Offer to Purchase, dated September 19, 2002*

99(a)(1)(ii)               Letter of Transmittal (including Guidelines for Certification of Taxpayer
                           Identification Number on Substitute Form W-9)*

99(a)(1)(iii)              Notice of Guaranteed Delivery*

99(a)(1)(iv)               Letter to Participants in the 401(k) Profit Sharing Retirement Savings Plan*

99(a)(1)(v)                Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

99(a)(5)                   Press Release, dated September 18, 2002*

99(a)(5)(i)                Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
                           other Nominees*

99(a)(5)(ii)               Letter to Shareholders, dated September 19, 2002*

99(a)(5)(iii)              Summary Advertisement*

99(a)(5)(iv)               Notice with Respect to Letter of Transmittal*

99(a)(5)(v)                Notice with Respect to Notice of Guaranteed Delivery*

99(a)(5)(vi)               Notice with Respect to Letter to Clients*

99(a)(5)(vii)              Press Release, dated October 21, 2002**

(b)                        None

(d)                        None

(g)                        None

(h)                        None

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*   Previously filed

**  Filed herewith